Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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April 10, 2009

VIA FEDERAL EXPRESS AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	Victory Acquisition Corp. Registration Statement on Form S-4/A Amended on April 3, 2009, and April 8, 2009 File No. 333-158171

Dear Mr. Spirgel:

On behalf of Victory Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 9, 2009, relating to the above-captioned registration statement (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement (“Amendment No. 3”). We are also delivering three (3) courtesy copies of each such marked Amendment No. 4 to Paul Fischer of your office.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Summary of the Material Terms of the Merger, page 1

1.

We note your response to prior comment ten from our letter dated March 31, 2009. The first aspect of the comment requested brief summary disclosure addressing how, in the Victory board’s opinion, the acquisition of TouchTunes meets the requirement of the “80% Test” as disclosed in your Form S-1, Certificate of Incorporation, and Form S-4 filed in connection with the proposed transaction. As such, the disclosure you have included which shows how the purchase price of $370 million is allocated among stock, stock options, and debt is not responsive to the comment. Please revise to briefly

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April 10, 2009

disclose how the board arrived at the determination of $370 million as merger consideration, and how TouchTunes’ value equals at least 80% of the trust’s assets as required by the Victory Certificate of Incorporation. We note similar disclosure at page 51 in response to prior comment 38 under “Satisfaction of the 80% Test,” which does not specifically discuss the financial analysis employed by the Victory board when it determined and confirmed the consideration to be received by TouchTunes in total, but rather indicates how the total acquisition consideration is allocated.

The Company’s board of directors valued TouchTunes Corporation (“TouchTunes”) at approximately $370 million by using (i) a multiple of TouchTunes projected EBITDA for fiscal 2010 derived from the multiples evidenced by the share prices of identified public companies or paid by acquirors of identified private companies that operate in at least one of TouchTunes three key business segments and (ii) base case projections provided by TouchTunes showing material compounded annual growth in revenues and EBITDA through 2011, as more fully described in the Registration Statement under the section entitled “The Merger Proposal – Valuation.” The $370 million value of TouchTunes is materially in excess of approximately $264 million, representing 80% of the balance of the Company’s trust account (excluding deferred underwriting discounts and commissions), and the board accordingly concluded that the 80% requirement contained in the Company’s amended and restated certificate of incorporation was met. We have revised the disclosure on pages 1 and 53 of the Registration Statement to clarify the foregoing.

2.	We note your response to prior comment eleven from our letter dated March 31, 2009, We are still uncertain how, given that the date of the special meeting and the date of Victory’s liquidation pursuant to its Certificate of Incorporation coincide on April 24, 2009, Victory can adjourn the meeting in an attempt to solicit additional votes in favor of the merger agreement, A vote to adjourn the meeting beyond April 24 would effectively trigger the automatic termination of Victory’s corporate existence consistent with Article Sixth of your Certificate of Incorporation. Please advise and clarify how adjournment is possible.

If notice of the special meeting is sent to the Company’s stockholders prior to April 14, 2009, the meeting could be adjourned from the date it is called for until April 24, 2009 to solicit additional votes. Alternatively, if notice of the special meeting is sent to the Company’s stockholders on April 14, 2009, the meeting, which would then be set for April 24, 2009 at 10:00 a.m. eastern time, could be adjourned for several hours until the close of business on such day to solicit additional votes. We have revised the disclosure on pages 4 and 81 of the Registration Statement to clarify the foregoing.

Victory’s current directors and executive officers have certain interests in consummating…. page 29

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April 10, 2009

3.	Clarify that current directors and executive officers not only approved the merger but were solely responsible for evaluating the fairness of the transaction and whether the value of TouchTunes at least equaled 80% of the trust proceeds.

We have revised the disclosure on page 29 of the Registration Statement as requested.

Victory’s Founders, page 37

4.	We note your response to prior comment 22. Further clarify whether Victory Founders could announce, prior to the merger, their intention to purchase shares following the merger and have the ability to sell those shares without the lock-up restrictions.

The Company’s founders could announce, prior to the merger, their intention to purchase shares following the merger and have the ability to sell those shares without the lock-up restrictions. We have revised the disclosure on pages 37, 43 and 141 of the Registration Statement to clarify the foregoing.

TouchTunes has a history of substantial losses and may not achieve or sustain profitability in the future, page 15

5.	We note your response to prior comment thirteen from our letter dated March 31, 2009. Please revise to include quantification of TouchTunes’ accumulated deficit.

We have revised the disclosure on page 15 of the Registration Statement to include TouchTunes accumulated net earnings deficit as of the close of the fiscal year ending on December 28, 2008.

Victory’s Board of Directors’ Reasons for the Approval of the Merger, page 46

6.	We note your reference to Endeavor Acquisition Corp.’s successful acquisition of Apparel, Inc. and management’s involvement in that transaction. Indicate that a fairness opinion and valuation was obtained from an independent financial advisor in connection with that transaction. Also, clarify whether management’s experience with public company merger and acquisition transactions ever involved a transaction where no independent financial advisory opinion was obtained.

While a fairness opinion was originally obtained from an independent financial advisor in the Endeavor/American Apparel transaction, the consideration and other terms of that transaction were materially modified to make the transaction more attractive to American Apparel after the board had initially approved the transaction. Given the existing time constraints facing Endeavor, the independent financial advisor was not asked to re-evaluate the transaction. Instead, the board felt, based on the broad experience of management and board of directors, that it was able to properly evaluate the modified transaction and determine it was fair without the assistance of such third party. This is consistent with other transactions that the Company’s

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management and directors have been involved in where independent financial advisors were not asked to provide fairness opinions. We have revised the disclosure on page 47 of the Registration Statement to clarify the foregoing.

7.	Clarify whether the Board considered TouchTunes’ prior experience as a public company as part of its approval process of the merger.

The Company’s board of directors considered TouchTunes’ prior experience as a public company and concluded that the experience gained by TouchTunes’ executive officers and employees that still remain with TouchTunes would be valuable following completion of the merger. We have revised the disclosure on page 48 of the Registration Statement to clarify the foregoing.

Valuation, page 48

8.	We note your response to prior comment 34 from our letter dated March 31, 2009. You do not appear to have included all financial projections considered by the Victory Board. For example, on page 49 you reference the Victory Board’s analysis of EBITDA outcomes for the TouchTunes, PlayPorTT and Barfly services, but you have not included the referenced outcomes. Please revise, or advise us why you do not believe them to be material.

We have revised the disclosure on pages 49, 50 and 51 of the Registration Statement as requested. No other projections were considered by the Company’s board of directors.

9.	Explain in Plain English the phrases “8-12 times forward EBITDA range for their fiscal year ending in 2010,” “an average of 15 times forward EBITDA at the time of the transaction,” and “resulted in a range of potential outcomes, post-merger, from 6 times to 8 times forward EBITDA.”

We have revised the disclosure on pages 48, 49 and 51 of the Registration Statement to put such phrases in plain English as requested.

10.	We note the statement at the top of page 50 that the results of the Boards’ analyses were multiples below the multiples calculated for comparable public and private transactions. Expand on this sentence to clarify its significance to the Boards’ overall approval process of the transaction.

The fact that the EBITDA multiple used in valuing TouchTunes was lower than those of the comparable companies identified by the Company provided what the board believed to be an attractive margin that could help offset unanticipated adverse changes in TouchTunes’ projected performance and operations or general adverse changes in the U.S. economy. We have revised the disclosure on page 51 of the Registration Statement to clarify the foregoing.

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April 10, 2009

Background of the Merger, page 52

11.	We note your response to prior comment 24 from our letter dated March 31, 2009. Explain why the TouchTunes board believed that the negative factors that caused it to go private in 2005 “were no longer applicable or were outweighed by the foregoing benefits.”

We have revised the disclosure on pages H-8 to H-9 of the Registration Statement to indicate the reasons that the negative factors that caused TouchTunes to go private were no longer applicable or outweighed by the benefits of going public. Also, in response to this comment and comment number 12, we have revised the Background of the Merger section to explain why the negative factors that caused TouchTunes to go private were no longer applicable or outweighed by the benefits of going public.

12.	In addition to the disclosure you have included in Annex H, please revise here to briefly disclose TouchTunes’ reasons for engaging in the proposed transaction, including why the company determined that it would be advantageous to become a public company again.

We have revised the disclosure on pages 54 and 55 of the Registration Statement to briefly disclose TouchTunes’ reasons for engaging in the proposed transaction, including why the company determined that it would be advantageous to become a public company again.

Selected Unaudited Pro Forma Condensed Financial Information, page 67

13.	We note that the historical balance sheet of TouchTunes as of December 31, 2008, presented on page 67 does not agree with the audited balance sheet presented on page F-4. Please make appropriate revisions on pages 14 and 67.

We have revised the disclosure on pages 14 and 68 of the Registration Statement as requested so as to properly reflect the results reported in the audited financial statements that appear on page F-4.

Compensation Discussion and Analysis, page 88

14.	We note your response to prior comment 41. Although a compensation committee will be appointed following the merger, indicate whether the Victory Board anticipates material increases in the overall compensation of its named executive officers following the merger, and if so, whether these increases will be in base salary or performance-based elements of their overall compensation packages.

We have revised the disclosure on page 95 of the Registration Statement to indicate that, with the exception of the new employment agreement to be entered into with Mr. Mott effective

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upon the merger, no material increases in the overall compensation of the named executive officers following the merger are currently contemplated.

Elements of Compensation of Executive Officers, page 89

15.	Include your response to prior comment 42 in your prospectus.

Such disclosure was previously included in the Registration Statement and is currently set forth on page 93 of the Registration Statement. Accordingly, we have not revised the disclosure in response to this comment.

Stock-based compensation, page 119

16.	Please refer to prior comment 52. Revise the disclosure of your accounting for stock-based compensation to describe the specific methodology you used to estimate the fair value of TouchTunes and allocate the total value to common stock and other classes of equity. Also disclose in more detail the significant assumptions you use to estimate fair value, similar to the information presented in the disclosure of your goodwill accounting policies at page 122. Disclose how the probability of an IPO, merger, or acquisition affected the calculation of the value of common stock.

We have revised the disclosure on pages 123 to 124 of the Registration Statement to include a discussion of the probability weighted-expected return method, which was used to determine the fair value of TouchTunes common stock. The revised disclosure also discusses how the probability of an IPO, merger or acquisition affected the calculation of the value of TouchTunes’ common stock.

17.	We note that you used an independent valuation firm to estimate the fair value of TouchTunes’ common stock to determine the fair value of stock options and record the acquisition of a business. Please disclose the name of the valuation firm and include a consent from the firm.

Question 233.02 of the January 26, 2009 Compliance and Disclosure Interpretations regarding the rules under the Securities Act of 1933, as amended (“Securities Act”), indicates that the consent requirement in Section 7(a) of the Securities Act applies only when a report, valuation or opinion of an expert “is included or summarized in the registration statement and attributed to the third party.” Similarly, for the purposes of Rule 436 of the Securities Act, a consent is only required if the disclosure attributes a statement to a third party expert. Here, the Registration Statement does not summarize or include the report of a third party expert, nor does it attribute disclosures to a third party expert. Instead, references to independent valuation firms are intended to identify factors considered by TouchTunes in conducting its valuations in 2007 and 2008. To make this clearer, we have revised the disclosure on pages 123 and 124 of the Registration Statement to clarify that TouchTunes conducted valuations of its common stock in

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2007 and 2008 with the assistance of independent valuation firms. The revised disclosures also clarify that the valuations conducted by the independent valuation firms were part of the factors considered by TouchTunes in conducting its valuations, but that the ultimate valuations were determined by TouchTunes.

TouchTunes Corporation

Consolidated Statements of Operations and Comprehensive Loss, page F-3

18.	We note that your presentation of cost of sales excludes depreciation. It is not appropriate to present a measure of gross profit that excludes depreciation for equipment that is directly attributed to the generation of revenue. Please revise your income statement presentation to include depreciation expense in the calculation of gross profit.

SAB Topic 11.B requires that expenses for depreciation, depletion and amortization be positioned in a manner that does not result in reporting a figure for income before depreciation. One way to comply with SAB Topic 11.B is to remove the “gross profit” item from the face of a company’s statement of operations. In accordance with SAB Topic 11.B, TouchTunes has revised its statement of operations to remove the line item captioned “gross profit.”

19.	Please note that the presentation of compensation expense as a separate line item on the statement of operations is not appropriate. You should revise your financial statements to include stock-based compensation expense in the appropriate line items on the income statement.

In response to the Staff’s comment, TouchTunes has revised its financial statements to include stock-based compensation expense in the appropriate line items on the statement of operations.

TouchTunes Corporation

Notes to consolidated financial statements

Revenue recognition, page F-8

20.	We note your response to comment 60. Tell us more detail how you apply the residual value method to allocate revenues between products and services. Explain how you determine the fair value used in the allocation since the revenue charged is based as fixed percentage of each song played.

TouchTunes applies the residual method to allocate revenues between products and services based on the certainty with which it can determine the fair value of music services. TouchTunes does not sell its jukeboxes without its operators purchasing music services but it

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does sell music services to operators who have purchased jukeboxes, as well as operators who have not. Consequently, there is no objective and reliable evidence of the fair value of a jukebox on a standalone basis but there is such evidence of fair value with respect to its music services on a standalone basis.

TouchTunes enters into standard music service contracts and offers two plans for music service to operators– i) fixed weekly minimum fees plus a variable fee based on the number of songs played or ii) a fixed percentage of the song price for each song played. As noted in TouchTunes’ response to Comment 60, these music service contracts are offered to all operators whether they are signed with (i) operators who purchase from TouchTunes or its distributors digital jukeboxes, (ii) operators who use competitor jukeboxes, or (iii) operators who renew their music service agreements at the expiration of their five-year term. These music service contracts have the same terms and pricing conditions, whether in single or multiple arrangements and, thus, the fees earned monthly for the music service provided (which constitutes the undelivered item) are at fair value. Music service is therefore recognized as the services are rendered and revenues earned.

In accordance with EITF 00-21, since there is objective and reliable evidence of the fair value of the undelivered item (music services), but there is no such evidence with respect to the digital jukeboxes, TouchTunes has used the residual method to determine the remaining amount of the arrangement consideration (the residual) to the jukebox sold (the delivered item). Therefore, jukebox revenue recorded at the time of the sale represents the agreed amount billed to the customers for the digital jukebox. All discounts TouchTunes offers to its customers when selling digital jukebox are therefore entirely allocated to the delivered item in accordance with the residual method and also consistent with the fact that these discounts are not offered with respect to stand alone music service agreements.

Note 4 Business Acquisitions, page F-13

21.	Please refer to your response to prior comment 62. We note that you allocated the fair value of TouchTunes to the various classes of preferred stock based on liquidation preferences and then allocated the remaining value to the other classes of stock on an as converted and fully-diluted basis. It appears that this method does not reflect the value of TouchTunes on a going concern basis and is used only in limited circumstances, such as when a liquidity event is imminent. Tell us why you believe this method is appropriate. Also discuss the consideration you gave to other methods such as the probability-weighted expected return method or the option pricing method

TouchTunes respectfully submits that the valuation described in response to prior comment 62 was conducted based on the value of TouchTunes as a going concern. As noted in comment 62, TouchTunes conducted a discounted cash flow analysis on a going concern basis and allocated the fair value derived from that analysis to TouchTunes’ various classes of stock based on their respective rights. This method of allocation is consistent with commonly used

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valuation practices in these circumstances, particularly because the failure to allocate a portion of a company’s fair value with these considerations in mind could inappropriately increase the amount allocated to common stock and thus overstate the value of such stock.

It also bears noting that the term “liquidation event,” as defined in TouchTunes’ articles of incorporation, is significantly broader than the understanding of the term in common parlance. It includes:

(i)	a sale, transfer or other disposition of all or substantially all of TouchTunes’ assets,

(ii)	a consummation of a merger or consolidation of TouchTunes with or into another corporation, and

(iii)	a liquidation, dissolution or winding-down of TouchTunes.

A probability-expected scenarios approach was considered. However, since the liquidation preference was applicable in most possible scenarios, as described above, it was concluded that the weighted average approach was not appropriate since it would have not changed the results. It bears noting that, although an IPO would not involve a liquidation event and thus would not create a liquidation preference, we believe the extremely inactive market for IPOs under current market conditions makes such a scenario unlikely and thus of little relevance to the analysis.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Eric J. Watson
Jonathan J. Ledecky